UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   February 4, 2008



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On February 4, 2008, Archer-Daniels-Midland Company (ADM) issued a press release announcing second quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated February 4, 2008 announcing second quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: February 4, 2008   By   /s/ David J. Smith
                                    David J. Smith
                                    Executive Vice President, Secretary and
                                     General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 4, 2008



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE   **February 4, 2008**

ARCHER DANIELS MIDLAND REPORTS SECOND QUARTER RESULTS

Decatur, IL — February 4, 2008 — Archer Daniels Midland (NYSE: ADM)

► **Net earnings for the quarter ended December 31, 2007 increased 7 % to $ 473 million - $ .73 per share from $ 441 million - $ .67 per share last year.**

> *"ADM's record earnings for the second quarter and first half of fiscal 2008 demonstrate the value created by and the strengths of our broadly diversified asset base and product portfolio," said Patricia Woertz, chairman and CEO. "This quarter, heightened demand, coupled with geographic crop imbalances, drove volumes, prices and volatility in many key markets. Our team's skill in managing both risk and rapidly changing market opportunities, enabled us to deliver outstanding value for our shareholders."*

► **Second quarter segment operating profit increased 25 % to $ 955 million from $ 767 million last year.**
- Oilseeds Processing operating profit increased on improved margin conditions due to strong protein and oil demand.
- Corn Processing operating profit decreased due to lower ethanol selling prices and increased net corn costs.
- Agricultural Services operating profit increased due to improved global grain merchandising and handling results.
- Other segment operating profit increased primarily due to improved results of wheat and malt processing operations and increased financial services income.

► **Financial Highlights**
(Amounts in millions, except per share data and percentages)

	Three Months Ended December 31,			Six Months Ended December 31,		
	2007	2006	% Change	2007	2006	% Change
Net sales and other operating income	$ 16,496	$ 10,976	50 %	$ 29,324	$ 20,423	44 %
Segment operating profit	$ 955	$ 767	25 %	$ 1,752	$ 1,415	24 %
Net earnings	$ 473	$ 441	7 %	$ 913	$ 844	8 %
Earnings per share	$ 0.73	$ 0.67	9 %	$ 1.41	$ 1.28	10 %
Average number of shares outstanding	646	661	(2)%	646	661	(2) %

Discussion of Operations

Net sales and other operating income increased 50 % to $ 16.5 billion. Increased selling prices resulting from sharp rises in commodity prices accounted for approximately 78 % of the increase while higher sales volumes, principally feed grains, ethanol and wheat, accounted for the remaining 22 % increase.

A summary of operating profit and net earnings is as follows:

	Three months ended December 31,			Six months ended December 31,		
	2007	2006	Inc (Dec)	2007	2006	Inc (Dec)
	(in millions)					
Oilseeds Processing	$ 219	$ 192	$ 27	$ 428	$ 362	$ 66
Corn Processing	275	336	(61)	528	625	(97)
Agricultural Services	315	131	184	544	246	298
Other	146	108	38	252	182	70
Segment operating profit	955	767	188	1,752	1,415	337
Corporate	(270)	(138)	(132)	(421)	(211)	(210)
Earnings before income taxes	685	629	56	1,331	1,204	127
Income taxes	(212)	(188)	(24)	(418)	(360)	(58)
Net earnings	$ 473	$ 441	$ 32	$ 913	$ 844	$ 69

Net earnings increased $ 32 million for the quarter and $ 69 million for the six months due principally to increased segment operating profit of $ 188 million for the quarter and $ 337 million for the six months partially offset by increased corporate charges related principally to LIFO inventory valuations. In addition, income taxes increased due primarily to increased pretax earnings and to a higher effective tax rate resulting from changes in the geographic mix of earnings.

Oilseeds Processing
Operating profits consist of earnings from:

	Three months ended December 31,			Six months ended December 31,		
	2007	2006	Inc (Dec)	2007	2006	Inc (Dec)
	(in millions)					
Crushing and origination	$ 141	$ 129	$ 12	$ 272	$ 233	$ 39
Refining, packaging, biodiesel and other	46	53	(7)	108	102	6
Asia	32	10	22	48	27	21
Total Oilseeds Processing	$ 219	$ 192	$ 27	$ 428	$ 362	$ 66

Oilseeds Processing operating profit increased $ 27 million for the quarter and $ 66 million for the six months due principally to strong global demand for protein meal and oil. Worldwide crush volumes increased 2 % for the six months to 14.7 million metric tons. Crushing and origination results increased $ 12 million for the quarter and $ 39 million for the six months due principally to better crush margins in North America and improved origination results in South America partially offset by reduced results of European operations and increased manufacturing costs. Value added refining, packaging, biodiesel and other results for the quarter and six months include asset abandonment charges of $ 15 million and $ 18 million, respectively, compared to $ 2 million in the prior year quarter and six months. Excluding these charges, refining, packaging, biodiesel, and other operating profits increased $ 6 million for the quarter and $ 22 million for the six months principally from improved refining volumes and margins. Asia results increased $ 22 million for the quarter and $ 21 million for the six months reflecting the Company's share of improved operating earnings of Wilmar International Limited.

Corn Processing
Operating profits consist of earnings from:

	Three months ended December 31,			Six months ended December 31,		
	2007	2006	Inc (Dec)	2007	2006	Inc (Dec)
	(in millions)					
Sweeteners and starches	$ 147	$ 152	$ (5)	$ 311	$ 271	$ 40
Bioproducts	128	184	(56)	217	354	(137)
Total Corn Processing	$ 275	$ 336	$ (61)	$ 528	$ 625	$ (97)

Corn Processing operating profit decreased $ 61 million for the quarter and $ 97 million for the six months. Sweeteners and Starches operating profit decreased $ 5 million for the quarter on higher average sweetener and starch selling prices and favorable risk management results, offset by higher net corn and manufacturing costs. For the six months, Sweeteners and Starches operating profit increased $ 40 million due principally to favorable risk management results. Bioproducts results declined $ 56 million for the quarter and $ 137 million for the six months due principally to higher net corn costs and lower ethanol selling prices partially offset by increased ethanol sales volumes and favorable risk management results. In addition, specialty feed results improved on increased selling prices and volumes.

Agricultural Services
Operating profits consist of earnings from:

	Three months ended December 31,			Six months ended December 31,		
	2007	2006	Inc (Dec)	2007	2006	Inc (Dec)
	(in millions)					
Merchandising and handling	$ 258	$ 64	$ 194	$ 443	$ 129	$ 314
Transportation	57	67	(10)	101	117	(16)
Total Agricultural Services	$ 315	$ 131	$ 184	$ 544	$ 246	$ 298

Agricultural Services results increased $ 184 million for the quarter and $ 298 million for the six months due principally to improved global merchandising and handling results as volatile commodity market conditions, large North American crops and global wheat shortages provided increased margin and volume opportunities. Transportation results declined due principally to lower barge freight rates and increased operating costs.

Other
Operating profits consist of earnings from:

	Three months ended December 31,			Six months ended December 31,		
	2007	2006	Inc (Dec)	2007	2006	Inc (Dec)
	(in millions)					
Wheat, cocoa and malt	$ 78	$ 50	$ 28	$ 116	$ 93	$ 23
Financial	68	58	10	136	89	47
Total Other	$ 146	$ 108	$ 38	$ 252	$ 182	$ 70

Other operating profit increased $ 38 million for the quarter and $ 70 million for the six months. Wheat, Cocoa and Malt operations improved $ 28 million for the quarter and $ 23 million for the six months due principally to improved wheat and malt processing operating efficiencies and margins partially offset by lower cocoa press margins. Financial earnings improved $ 10 million for the quarter and $ 47 million for the six months principally due to marketable security gains of the Company's brokerage services business, and income from private equity fund investments.

Corporate
Corporate results consist of the following:

	Three months ended December 31,			Six months ended December 31,		
	2007	2006	Inc (Dec)	2007	2006	Inc (Dec)
			(in millions)			
LIFO (charge)	$ (225)	$ (107)	$ (118)	$ (307)	$ (124)	$ (183)
Investment income	38	23	15	81	41	40
Corporate costs	(60)	(49)	(11)	(150)	(119)	(31)
Other	(23)	(5)	(18)	(45)	(9)	(36)
Total Corporate	$ (270)	$ (138)	$ (132)	$ (421)	$ (211)	$ (210)

Conference Call Information
Archer Daniels Midland Company will host a conference call and audio Web cast at 8:00 a.m. Central Time on Monday, February 4, 2008 to discuss financial results and provide a Company update. In addition, a financial summary slide presentation will be available to download approximately 60 minutes prior to the start of the call. To listen to the call via the Internet or to download the slide presentation, go to: www.admworld.com/webcast. To listen by phone, dial 866-202-4367 or 617-213-8845; the access code is 54749621. Replay of the call will be available beginning on February 4, 2008, at 11:00 a.m. Central Time and ending February 11, 2008. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is: 48905000. To listen to the replay online, visit www.admworld.com/webcast.

Archer Daniels Midland Company (ADM) is the world leader in BioEnergy and has a premier position in the agricultural processing value chain. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is a leading manufacturer of biodiesel, ethanol, soybean oil and meal, corn sweeteners, flour and other value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 27,000 employees, more than 240 processing plants and net sales for the fiscal year ended June 30, 2007 of $44 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

Contacts:

David Weintraub	Dwight Grimestad
Director, External Communications	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

February 4, 2008

Archer Daniels Midland Company
Consolidated Statements of Earnings
(unaudited)

		Three months ended December 31,			Six months ended December 31,	
		2007	2006		2007	2006
		(in millions, except per share amounts)				
Net sales and other operating income	$	16,496	$ 10,976	$	29,324	$ 20,423
Cost of products sold		15,548	10,068		27,446	18,650
Gross profit		948	908		1,878	1,773
Selling, general and administrative expenses		338	298		693	608
Other (income) expense – net		(75)	(19)		(146)	(39)
Earnings before income taxes		685	629		1,331	1,204
Income taxes		212	188		418	360
Net earnings	$	473	$ 441	$	913	$ 844
Diluted earnings per common share	$	.73	$ .67	$	1.41	$ 1.28
Average number of shares outstanding		646	661		646	661
Other (income) expense - net consists of:						
Interest expense	$	113	$ 111	$	201	$ 208
Investment income		(69)	(65)		(132)	(125)
Net gain on marketable securities transactions		(13)	(6)		(27)	(11)
Equity in earnings of unconsolidated affiliates		(124)	(66)		(210)	(123)
Other – net		18	7		22	12
	$	(75)	$ (19)	$	(146)	$ (39)
Operating profit by segment is as follows:						
Oilseeds Processing [1]	$	219	$ 192	$	428	$ 362
Corn Processing [3]		275	336		528	625
Agricultural Services		315	131		544	246
Other [3]		146	108		252	182
Total segment operating profit		955	767		1,752	1,415
Corporate [2] [3]		(270)	(138)		(421)	(211)
Earnings before income taxes	$	685	$ 629	$	1,331	$ 1,204

[1] Includes charges for abandonments and write down of long-lived assets of $15 million for the quarter and $ 18 million for the six months ended December 31, 2007. Includes charges for abandonments of $ 2 million for the quarter and six months ended December 31, 2006.

[2] Includes LIFO charge of $ 225 million for the quarter and $ 307 million for the six months ended December 31, 2007. Includes LIFO charge of $ 107 million for the quarter and $ 124 million for the six months ended December 31, 2006.

[3] Includes an organizational realignment charge of $23 million for the six months ended December 31, 2007.

February 4, 2008

Archer Daniels Midland Company
Summary of Financial Condition
(unaudited)

		December 31, 2007		June 30, 2007
		(in millions)		
NET INVESTMENT IN				
Working capital	$	12,694	$	7,787
Property, plant, and equipment		6,574		6,010
Investments in and advances to affiliates		2,736		2,498
Long-term marketable securities		679		657
Other non-current assets		841		831
	$	23,524	$	17,783
FINANCED BY				
Short-term debt	$	4,536	$	468
Long-term debt, including current maturities		5,292		4,817
Deferred liabilities		1,372		1,245
Shareholders' equity		12,324		11,253
	$	23,524	$	17,783

SUMMARY OF CASH FLOWS
(unaudited)

		Six Months Ended December 31,		
		2007		2006
		(in millions)		
Operating Activities				
Net earnings	$	913	$	844
Depreciation and asset abandonments		380		346
Other – net		72		61
Changes in operating assets and liabilities		(4,291)		(1,547)
Total Operating Activities		(2,926)		(296)
Investing Activities				
Purchases of property, plant and equipment		(896)		(560)
Net assets of businesses acquired		(10)		(55)
Other investing activities		(40)		(204)
Total Investing Activities		(946)		(819)
Financing Activities				
Long-term debt borrowings		515		15
Long-term debt payments		(49)		(130)
Net borrowings under lines of credit		4,042		1,180
Purchases of treasury stock		(61)		(136)
Cash dividends		(148)		(131)
Proceeds from exercises of stock options		15		27
Total Financing Activities		4,314		825
Increase (decrease) in cash and cash equivalents		442		(290)
Cash and cash equivalents - beginning of period		663		1,113
Cash and cash equivalents - end of period	$	1,105	$	823